[redacted]

08027488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

| OMB APPROVAL | |
|---|---|
| OMB Number | 3235-0123 |
| Expires: September 30,2003 | |
| Estimated average burden hours per response...12.00 | |

# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49385 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

**REPORT FOR THE PERIOD BEGINNING** 01/01/07 (MM/DD/YY) **AND ENDING** 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER:**
**IBS HOLDING CORPORATION**
**I-BANKERS SECURITIES, INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)**

125 E. JOHN CARPENTER FRWY, SUITE 260
(No and Street)

IRVING, (City) TEXAS (State) 75062 (Zip Code)

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

SHELLEY GLUCK 214-687-0020
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC

**INDEPENDENT PUBLIC ACCOUNTANT** Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - If individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115, (Address) DALLAS, (City) TEXAS (State) 75240-4253 (Zip Code)

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

JD 3/12/08

# OATH OR AFFIRMATION

I, SHELLEY GLUCK , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of IBS HOLDING CORPORATION DBA I-BANKERS SECURITIES, INC. as of DECEMBER 31, 2007, are true and correct. I further swear ( or affirm) neither the company nor any stockholder, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC TEXAS My Comm. Expires July 13, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

# IBS HOLDING CORPORATION

## DBA I-BANKERS SECURITIES, INC.

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2007

## CONTENTS

*Hendricks, Graves and Associates, LLP*
*Certified Public Accountants*

*Suite 115, 14001 Goldmark Drive*
*Dallas, Texas 75240-4253*

*972-234-3333*
*Facsimile 972-234-3331*
*gravesdon@sbcglobal.net*

# INDEPENDENT AUDITORS' REPORT

**BOARD OF DIRECTORS**
**IBS HOLDING CORPORATION**
**IRVING, TEXAS**

We have audited the accompanying statement of financial condition of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.,** as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.,** as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Hendricks, Graves and Associates*
**Hendricks, Graves and Associates, LLP**

**February 19, 2008**

# IBS HOLDING CORPORATION

# DBA I-BANKERS SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2007

### ASSETS

| | | |
|---|---|---|
| Cash | $ 1,630,953 | |
| Deposit with clearing organization | 207,592 | |
| Receivables: | | |
| Trade | 967,905 | |
| Receivable from broker-dealer | 47,832 | |
| Other | 117,392 | |
| Marketable securities owned, at market value | 941,879 | |
| Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $53,420 | 129,236 | |
| | | $ 4,042,789 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable | $ 94 | |
| Accrued Expenses | 319,508 | |
| Income tax payable | 216,311 | |
| **Total liabilities** | | $ 535,913 |
| **STOCKHOLDERS' EQUITY:** | | |
| Common stock, 100,000 shares of $.01 par value authorized, 52,954 shares issued and outstanding | 530 | |
| Additional capital | 1,349,868 | |
| Retained earnings | 2,156,478 | |
| **Total stockholders' equity** | | 3,506,876 |
| | | $ 4,042,789 |

**The accompanying notes are an integral part of the financial statements.**

# IBS HOLDING CORPORATION

# DBA I-BANKERS SECURITIES, INC.

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| **REVENUES:** | | |
| Commissions | $ 7,044,714 | |
| Management and consulting | 3,062,241 | |
| Trading losses | ( 315,524) | |
| Interest income | 79,300 | |
| Other | 134,846 | |
| **Net revenues** | | $10,005,577 |
| **COSTS AND EXPENSES:** | | |
| Salaries and payroll taxes | 833,779 | |
| Commissions | 6,206,725 | |
| Occupancy costs | 328,803 | |
| Depreciation | 44,275 | |
| Other operating expenses | 1,435,153 | |
| **Total costs and expenses** | | 8,848,735 |
| **INCOME BEFORE PROVISION FOR INCOME TAXES** | | 1,156,842 |
| **Provision for income taxes** | | 419,047 |
| **NET INCOME** | | $ 737,795 |

# IBS HOLDING CORPORATION

## DBA I-BANKERS SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## YEAR ENDED DECEMBER 31, 2007

| | COMMON STOCK | ADDITIONAL CAPITAL | RETAINED EARNINGS | UNCOLLECTED RECEIVABLE | TOTAL |
|---|---|---|---|---|---|
| Balances at Beginning of year | $ 530 | $ 1,349,868 | $ 1,418,683 | $( 159,774) | $ 2,609,307 |
| Collection of receivable | | | | 159,774 | 159,774 |
| Net income | | | 737,795 | | 737,795 |
| Balances at end of year | $ 530 | $ 1,349,868 | $ 2,156,478 | $( -0-) | $ 3,506,876 |

# IBS HOLDING CORPORATION

## DBA I-BANKERS SECURITIES, INC.

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

## TO CLAIMS OF GENERAL CREDITORS

## YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| **Balance at December 31, 2006** | $ 220,000 |
| Decrease | 220,000 |
| **Balance at December 31, 2007** | $ -0- |

# IBS HOLDING CORPORATION

## DBA I-BANKERS SECURITIES, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2007

**OPERATING ACTIVITIES**

| | | |
|---|---|---|
| Net income | $ 737,795 | |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation | 44,275 | |
| Changes in operating assets and liabilities: | | |
| Decrease in deposit with clearing organization | ( 103,252) | |
| Decrease in receivable from broker-dealer | 1,446,502 | |
| (Increase) decrease in receivables: | | |
| Trade | (1,067,043) | |
| Stockholders | 2,881 | |
| Other | ( 960) | |
| Decrease in income tax receivable | 7,392 | |
| Decrease in accounts payable: | | |
| Broker-dealer | (1,248,039) | |
| Trade | ( 9,906) | |
| Increase in accrued expenses | 153,522 | |
| Increase in income taxes payable | 216,311 | |
| **Net cash provided by operating activities** | | $ 179,478 |

**INVESTING ACTIVITIES**

| | | |
|---|---|---|
| Equipment acquisitions | $( 77,329) | |
| Increase in investments | ( 269,101) | |
| **Net cash used in investing activities** | | $( 346,430) |

**FINANCING ACTIVITIES**

| | | |
|---|---|---|
| Repayment of stockholder's subordinated advance | ( 220,000) | |
| Collections on receivable for stock issuance | 159,774 | |
| **Net cash used in investing activities** | | ( 60,226) |
| **DECREASE IN CASH** | | ( 227,178) |
| **CASH AT DECEMBER 31, 2006** | | 1,858,131 |
| **CASH AT DECEMBER 31, 2007** | | $ 1,630,953 |

**SUPPLEMENTAL INFORMATION:**

| | |
|---|---|
| Income taxes paid | $ 198,406 |

# IBS HOLDING CORPORATION

## DBA I-BANKERS SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2007

## A. COMPANY:

**IBS HOLDING CORPORATION** was incorporated on June 6, 1996 in Texas. The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

## B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Marketable Securities** - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

4. **Equipment** - Equipment is stated at cost less accumulated depreciation, which is provided by charges to income over estimated useful lives using accelerated methods.

5. **Income Taxes** - Deferred federal income taxes arise from timing differences due to reporting gain or loss on sales of marketable securities. For income tax purposes the gain or loss is not recognized until securities are sold. Also, the straight-line method to record depreciation provisions is used for financial reporting and accelerated methods for federal income tax purposes are used.

6. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

## C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets and accounts payable in the balance sheet approximate fair value.

## D. CONCENTRATION OF CREDIT RISKS:

At December 31, 2007, the Company had approximately $228,000 on deposit with financial institutions located in Europe.

The Company regularly has amounts on deposit with a financial institution located in north Texas that exceed insurance limits. The Company has not experienced any losses related to these deposits. At December 31, 2007, there was approximately $1,333,000 on deposit at the Texas financial institution in excess of insured amounts.

## E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $2,078,216, which was $1,978,216 in excess of its required net capital of $100,000. The Company's net capital ratio was .26 to 1.

## F. SUBORDINATED PAYABLE TO STOCKHOLDER:

During the year December 31, 2006, the Company received an advance from a major stockholder. The advance was subordinated to the claims of general creditors and was repaid in 2007.

## G. MAJOR SOURCES OF REVENUES:

For the year ended December 2007, approximately 95% of revenues were from sources located in Europe.

**(Continued)**

## H. LEASING ARRANGEMENTS:

For the year ended December 31, 2007, rental payments on operating leases for office facilities totaled $58,834. At December 31, 2007, minimum annual rental commitments were:

| | | |
|---|---|---|
| Years ended December 31, | 2008 | $11,136 |
| | 2009 | 928 |
| | | $12,064 |

*Hendricks, Graves and Associates, LLP*
*Certified Public Accountants*

*Suite 115, 14001 Goldmark Drive*
*Dallas, Texas 75240-4253*

*972-234-3333*
*Facsimile 972-234-3331*
*gravesdon@sbcglobal.net*

**INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION**

**REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

**BOARD OF DIRECTORS**
**IBS HOLDING CORPORATION**
**IRVING, TEXAS**

We have audited the accompanying financial statements of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.** as of and for the year ended December 31, 2007, and have issued our report thereon dated February 19, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Hendricks, Graves and Associates*
**Hendricks, Graves and Associates, LLP**

**February 19, 2008**

# IBS HOLDING CORPORATION

## DBA I-BANKERS SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2007

**(See Independent Auditors' Report On Supplementary Information.)**

### COMPUTATION OF NET CAPITAL:

| | |
|---|---|
| Total stockholders' equity qualified for net capital | $ 3,506,876 |
| Add: | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | -0- |
| Total capital and allowable subordinated liabilities | 3,506,876 |
| Deductions and/or charges: | |
| Non-allowable assets | 1,215,033 |
| Net capital before haircuts on securities positions | 2,291,843 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | 213,627 |
| **Net Capital** | $ 2,078,216 |
| **AGGREGATE INDEBTEDNESS** | $ 535,913 |

# IBS HOLDING CORPORATION

## DBA I-BANKERS SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

## DECEMBER 31, 2007

**(See Independent Auditors' Report On Supplementary Information.)**

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 35,745 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 100,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 100,000 |
| Net capital in excess of required minimum | $ 1,978,216 |
| Excess net capital at 1000% | $ 2,024,625 |
| Ratio of aggregate indebtedness to net capital | .26 to 1 |

### RECONCILIATION WITH COMPANY'S COMPUTATION:

| | |
|---|---|
| Net capital, as reported in Company's Part II (Unaudited) Focus report | $ 2,294,529 |
| Federal income tax liability | 216,313 |
| **Net capital** | $ 2,078,216 |

# IBS HOLDING CORPORATION

## DBA I-BANKERS SECURITIES, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2007

**(See Independent Auditors' Report On Supplementary Information.)**

### EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firms: RIDGE CLEARING & OUTSOURCING SOLUTIONS, INC.

# IBS HOLDING CORPORATION

## DBA I-BANKERS SECURITIES, INC.

## REPORT PURSUANT TO RULE 17a-5(d)

## DECEMBER 31, 2007

*Hendricks, Graves and Associates, LLP*
*Certified Public Accountants*

*Suite 115, 14001 Goldmark Drive*
*Dallas, Texas 75240-4253*

*972-234-3333*
*Facsimile 972-234-3331*
*gravesdon@sbcglobal.net*

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

## STRUCTURE REQUIRED BY SEC RULE 17a-5

**BOARD OF DIRECTORS**
**IBS HOLDING CORPORATION**
**DBA I-BANKERS SECURITIES, INC.**
**IRVING, TEXAS**

In planning and performing our audit of the financial statements and supplemental schedules of **IBS HOLDING CORPORATION doing business as I-BANKERS SECURITIES, INC.**, for the year ended December 31, 2007, we considered its internal control, including control procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we had made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and

related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specific parties.

Hendricks, Graves and Associates

**Hendricks, Graves and Associates, LLP**

**February 19, 2008**

END